SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated November 16, 2021 announcing results for the quarter ended September 30, 2021
●	Thrid quarter 2021 earnings call presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Results for the Third Quarter 2021

Sales of $429.2 million, Adjusted EBITDA of $37.6 million

●	Q3 2021 sales of $429.2 million, up 2.5% compared to $418.5 million in Q2 2021, and up 63.4% compared to $262.7 million in Q3 2020
●	Adjusted EBITDA of $37.6 million, up 10.3% compared to $34.1 million in Q2 2021, and up 69.1% compared to $22.2 million in Q3 2020
●	Net loss of ($97.6) million, compared to net profit of $0.7 million in Q2 2021, and net loss of ($46.8) million in Q3 2020 Net loss includes a one-time charge of $90.8 million related to the debt extinguishment from the refinancing
●	Negative operating cash flow of ($34.7) million driven by an investment in working capital
●	Pricing environment remains strong across all products; 2022 order book well positioned to capitalize on upside

LONDON, November 16, 2021 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced results for the third quarter 2021.

Q3 2021 Earnings Highlights

In the third quarter of 2021, Ferroglobe reported net sales of $429.2 million, up 2.5% from the prior quarter and up 63.4% from the year-ago period.

Ferroglobe reported a net loss of ($97.6) million, or ($0.54) per share on a fully diluted basis in the third quarter 2021. The net loss includes a $90.8 million one-time charge relating to debt extinguishment.  On an adjusted basis, the Q3 2021 net loss was ($64.2) million, or ($0.36) per share on a fully diluted basis.

At the completion of the comprehensive refinancing, we recognized a charge of $90.8 million.  This relates to all the advisory fees and expenses, including equity granted to the noteholders and underwriters, incurred during the refinancing of the prior 9.375% Senior Notes due 2022, which were deemed to be extinguished at closing and replaced with new 9.375% million Senior Notes due 2025.  This $90.8 million charge is deemed to be one-time, but adversely impacted our P&L during the quarter, resulting in a net loss of $97.6 million.

The Company´s reported Q3 EBITDA of $35.2 million, is up 10.3% from $31.9 million in the prior quarter. On an adjusted basis, Q3 2021 EBITDA was $37.6 million, up 10.3% from the prior quarter adjusted EBITDA of $34.1 million. The Company reported an adjusted EBITDA margin of 8.8% for Q3 2021, up from 8.1% for Q2 2021.

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
$,000 (unaudited)	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Sales	$429,210	$418,538	$262,673	$1,209,137	$823,899
Net profit (loss)	$(97,619)	$730	$(46,834)	$(165,405)	$(109,927)
Diluted EPS	$(0.54)	$0.01	$(0.28)	$(0.94)	$(0.63)
Adjusted net income (loss) attributable to the parent	$(64,214)	$2,964	$(9,331)	$(79,424)	$(58,109)
Adjusted diluted EPS	$(0.36)	$0.02	$(0.14)	$(0.45)	$(0.34)
Adjusted EBITDA	$37,592	$34,088	$22,231	$93,747	$27,027
Adjusted EBITDA margin	8.8%	8.1%	8.5%	7.8%	3.3%

Ferroglobe’s Chief Executive Officer, Marco Levi Ph.D, commented, “During the third quarter, we experienced stronger pricing across each of our segments as the market dynamics reflected very strong demand.  Somewhat offsetting the strong pricing environment was higher costs, primarily energy as well as lower volumes in our silicon metal and silicon-based alloys segmets driven by operational issues at certain facilities and delayed deliveries requested by some customers given the seasonsal slowdown during the summer.”  Dr. Levi added, “The end markets for each of our segments remain robust into the fourth quarter, resulting in strong momentum as we negotiate contracts for 2022.  We expect to end the year on a favorable note, and are taking measures to ensure a step-change in our financial performance next year.”

"Throughout the third quarter, we continued to execute on our strategic plan, finalizing the refinancing and focusing on improving Ferroglobe’s efficiencies company-wide.  We have made significant progress, but there is more work to be done as we focus on growing our business and increasing our profitability,” concluded Dr. Levi.

Cash Flow and Balance Sheet

Cash used from operations during Q3 2021 was $34.7 million, primarily driven by investments in working capital given the ramp-up in demand we are expecting.

Working capital increased by $61.6 million, from $334.3 million as of June 30, 2021 to $395.9 million as of September 30, 2021. The increase in working capital was driven by a $45 million increase in inventory and a $22 million increase in accounts receivable as a result of increased activity.

Net debt was $404 million as of September 30, 2021, up from $358 million as of June 30, 2021. This is primarily attributable to the issuance of the second tranche of the Super Senior notes amounting $20 million of an aggregate $60 million on July 29, 2021.

COVID-19

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs.

As a result of this pandemic and the strict confinement and other public health measures taken around the world, the demand for our products in the second and third quarters of 2020 was reduced significantly compared with the first and fourth quarters of the year. During the fourth quarter of 2020, demand level for our products increased to levels similar to those prior to the outbreak. In first, second and third quarter of 2021, demand for our products has increased even further than in the fourth quarter of 2020. However, COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues.

Subsequent events

On October 6, 2021, the Company has entered into an equity distribution agreement (the “Equity Distribution Agreement”) with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to an at-the market offering of the ordinary shares, par value $0.01 per share, of Ferroglobe PLC, under which the Company may offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through B. Riley Securities, Inc. and Cantor Fitzgerald & Co. as our sales agents.The program expires upon expiry of the Form F-3 on June 15, 2024.

To date, the Company has sold 186,053 ordinary shares with a net proceeds of $1.4 million.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “Ferroglobe is at an interesting inflection point where we see attractive opportunities to position the business for growth going into 2022, on the heels of a strong operating environment.  At the same time a number of headwinds, primarily energy prices in Spain and some inflationary pressures in key inputs, is consuming greater than expected cash.  As such, this program offers a flexible way to raise capital if/when needed to pursue growth opportunites, but with no obligation to use the program.”

On November 15, 2021 Ferroglobe reached an agreement with the French Government relating to its restructuring process.  Under the agreement, Ferroglobe has the support from the government and projects to strengthen its competitiveness across the five manufacturing sites that would continue to operate in France.  Specifically, Les Clavaux facility would remain operational with a clear plan to modernize the facility and improve its cost position.  This facility would also benefit from a new commercial agreement with a long-standing customer.  As planned in the initial project proposed in March 2021, the Château-Feuillet facility would stop production and the calcium silicon production capability would be transferred to Les Clavaux.

Marco Levi, Ferroglobe’s Chief Executive Officer commented, "I would like to acknowledge and thank all the efforts made by the various stakeholders, which have helped reduce the potential social impact in France.  This includes the contributions and diligent work of the French government and in particular the Minister of Industry, the Minister of Labor and their respective teams at the national and local levels, the Interministerial Delegate for Restructuring, the Prefects and elected officials, and all

Ferroglobe France (FerroPem) employees and social partners. We are collectively encouraged by this outcome and feel confident that the new environment and developments through the process should enable us to strengthen our competitiveness in France.”

Discussion of Third Quarter 2021 Results

The financial results presented for the third quarter are unaudited.

Sales

Sales for Q3 2021 were $429.2 million, an increase of 2.5% compared to $418.5 million in Q2 2021.

	Quarter Ended	Quarter Ended		Quarter Ended		Nine Months Ended	Nine Months Ended
	September 30, 2021	June 30, 2021	Change	September 30, 2020	Change	September 30, 2021	September 30, 2020	Change
Shipments in metric tons:
Silicon Metal	61,713	67,322	(8.3)%	51,215	20.5%	190,311	152,420	24.9%
Silicon-based Alloys	55,863	65,222	(14.3)%	42,449	31.6%	182,688	142,860	27.9%
Manganese-based Alloys	76,454	68,323	11.9%	53,980	41.6%	217,386	182,995	18.8%
Total shipments*	194,030	200,867	(3.4)%	147,644	31.4%	590,385	478,275	23.4%

Average selling price ($/MT):
Silicon Metal	$2,467	$2,347	5.1%	$2,248	9.7%	$2,366	$2,225	6.3%
Silicon-based Alloys	$1,992	$1,830	8.9%	$1,534	29.9%	$1,824	$1,510	20.8%
Manganese-based Alloys	$1,574	$1,414	11.3%	$1,009	56.0%	$1,390	$1,019	36.4%
Total*	$1,978	$1,862	6.3%	$1,590	24.4%	$1,839	$1,550	18.6%

Average selling price ($/lb.):
Silicon Metal	$1.12	$1.06	5.1%	$1.02	9.7%	$1.07	$1.01	6.3%
Silicon-based Alloys	$0.90	$0.83	8.9%	$0.70	29.9%	$0.83	$0.68	20.8%
Manganese-based Alloys	$0.71	$0.64	11.3%	$0.46	56.0%	$0.63	$0.46	36.4%
Total*	$0.90	$0.84	6.3%	$0.72	24.4%	$0.83	$0.70	18.6%

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q3 2021, the average selling prices across our product portfolio increased by 6.3% versus Q2 2021. During the quarter,  the average selling prices of silicon metal increased 5.1%, silicon-based alloys prices increased 8.9%, and manganese-based alloys prices increased 11.3%.

Overall sales volumes in Q3 2021 decreased by 3.4% versus the prior quarter.  Silicon metal volume in the third quarter was 61,713 tons, down 8.3% from the prior quarter.  The decline in Q3 was a result of curtailments at Sabon (Spain) and Alloy, West Virginia (United States). Silicon-based alloys shipments during the third quarter were 55,863 tons, down 14.3% from the prior quarter, driven primarily by a combination of operational disturbances, as well as some seasonality in demand.  Manganese-based alloys shipments of 76,787 were up 11.9% in Q3 versus Q2 2021.  The strong volume trends in manganese-based alloys were a result of some shipment delays in the second quarter which show up in the third quarter figures.

Cost of Sales

Cost of sales was $295.3 million in Q3 2021, an increase from $267.9 million in the prior quarter. Cost of sales as a percentage of sales increased to 68.8% in Q3 2021 versus 64.0% for Q2 2021. The increase in the percentage of cost of sales in Q3 was mainly driven by higher energy cost in Spain.

Other Operating Expenses

Other operating expenses in Q3 2021 were $79.8 million, down from $93.2 million in Q3 2021. The decrease in other operating expenses was mainly due to the higher impact of the European free CO2 rights in  Q2 2021.

Net Loss Attributable to the Parent

In Q3 2021, net loss attributable to the Parent was ($96.6) million, or ($0.54) per diluted share, compared to a net profit attributable to the Parent of $1.9 million , or $0.01 per diluted share in Q2 2021.  The net loss in Q3 included a non-cash charge of ($90.8) million related to the debt extinguishment of the senior notes as part of the refinancing.

Adjusted EBITDA

In Q3 2021, adjusted EBITDA was $37.6 million, or 8.8% of sales, up 10.3% compared to adjusted EBITDA of $34.1 million, or 8.1% of sales in Q2 2021. The increase in the Q3 2021 Adjusted EBITDA is primarily driven by the improvement in average realized prices across the product portfolio.

Net finance expenses

Net finance expense amounted to $103.4 million in Q3 2021, an increase from $11.2 million in the prior quarter. The increase is due to the accounting charge relating to Senior Notes refinancing, amounting $90.8 million.

For accounting purposes the refinancing of the Senior Notes have been considered a debt extinguishment. As a consequence;

(i)The accounting rules do not allow to capitalize the fees incurred in the exchange of the notes, amounting $31.7 million

(ii)	Similarly to the transaction fees, the shares paid to bondholders and underwriters cannot be capitalized and has to be considered as a one-off expense, amounting $51.6 million
(iii)

In the case of an extinguishment any outstanding upfront fees that were capitalized at the issuance of the original notes needs to be recycled in to P&L, this amounted $1 million. Additionally, the new notes were accounted at fair value amounting $6.5 million as the debt at the exchange date was trading with a premium. After the exchange the Senior notes will be accounted under the amortized cost method.

The transaction fees incurred in the issuance of the Super Senior has been capitalized as required by the accounting rules.

Conference Call

Ferroglobe management will review the third quarter during a conference call at 08:30 a.m. U.S Eastern Standard Time on November 17, 2021.

The dial-in number for participants in the United States is + 1 877-870-9135 (conference ID: 3867903). International callers should dial + 44 (0)-2071-928338 (conference ID: 3867903). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/mmc/p/8ep3x3fm

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
Executive Vice President – Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Sales	$429,210	$418,538	$262,673	$1,209,137	$823,899
Cost of sales	(295,273)	(267,939)	(166,231)	(813,377)	(562,882)
Other operating income	31,447	37,105	7,598	70,466	25,526
Staff costs	(50,386)	(63,197)	(56,329)	(208,849)	(160,338)
Other operating expense	(79,785)	(93,171)	(26,896)	(209,793)	(102,915)
Depreciation and amortization charges, operating allowances and write-downs	(23,971)	(23,523)	(26,524)	(72,779)	(82,651)
Impairment losses	(363)	—	(34,269)	(363)	(34,269)
Other (loss) gain	381	608	1,212	1,056	625
Operating profit (loss)	11,260	8,421	(38,766)	(24,502)	(93,005)
Net finance expense	(103,379)	(11,178)	(13,985)	(130,420)	(47,162)
Financial derivatives gain	—	—	—	—	3,168
Exchange differences	(6,180)	3,237	13,157	(12,257)	18,226
Profit (loss) before tax	(98,299)	480	(39,594)	(167,179)	(118,773)
Income tax benefit	680	250	(1,841)	1,774	14,245
(Loss) profit for the period from continuing operations	(97,619)	730	(41,435)	(165,405)	(104,528)
Profit for the period from discontinued operations	—	—	(5,399)	—	(5,399)
Profit (loss) for the period	(97,619)	730	(46,834)	(165,405)	(109,927)
Profit attributable to non-controlling interest	1,023	1,180	(450)	3,338	2,638
Profit (loss) attributable to the parent	$(96,596)	$1,910	$(47,284)	$(162,067)	$(107,289)

EBITDA	$35,231	$31,944	$(12,242)	$48,277	$(10,354)
Adjusted EBITDA	$37,592	$34,088	$22,231	$93,747	$27,027

Weighted average shares outstanding
Basic	179,849	169,298	169,261	172,852	169,261
Diluted	179,849	169,298	169,261	172,852	169,261

Profit (loss) per ordinary share
Basic	$(0.54)	$0.01	$(0.28)	$(0.94)	$(0.63)
Diluted	$(0.54)	$0.01	$(0.28)	$(0.94)	$(0.63)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	September 30,	June 30,	December 31
	2021	2021	2020
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	89,698	87,556	20,756
Property, plant and equipment	567,876	587,602	620,034
Other non-current financial assets	5,198	5,329	5,057
Deferred tax assets	150	62	—
Non-current receivables from related parties	2,316	2,377	2,454
Other non-current assets	17,916	13,960	11,904
Total non-current assets	712,856	726,588	689,907
Current assets
Inventories	284,488	239,750	246,549
Trade and other receivables	305,453	283,990	242,262
Current receivables from related parties	3,025	3,105	3,076
Current income tax assets	8,195	8,826	12,072
Other current financial assets	903	1,003	1,008
Other current assets	10,352	57,219	20,714
Current restricted cash and cash equivalents	5,996	6,149	28,843
Cash and cash equivalents	89,047	99,940	102,714
Total current assets	707,459	699,982	657,238
Total assets	$1,420,315	$1,426,570	$1,347,145

EQUITY AND LIABILITIES
Equity	$281,910	$299,469	$365,719
Non-current liabilities
Deferred income	16,275	37,570	620
Provisions	98,607	107,501	108,487
Bank borrowings	3,998	4,061	5,277
Lease liabilities	11,199	12,995	13,994
Debt instruments	405,171	37,600	346,620
Other financial liabilities	37,630	37,608	29,094
Other non-current liabilities	13,035	16,955	16,767
Deferred tax liabilities	22,868	23,956	27,781
Total non-current liabilities	608,783	278,246	548,640
Current liabilities
Provisions	109,552	102,269	55,296
Bank borrowings	86,262	85,825	102,330
Lease liabilities	9,255	8,709	8,542
Debt instruments	25,822	359,318	10,888
Other financial liabilities	24,155	23,732	34,802
Payables to related parties	9,079	6,131	3,196
Trade and other payables	194,074	189,449	149,201
Current income tax liabilities	1,464	513	2,538
Other current liabilities	69,959	72,909	65,993
Total current liabilities	529,622	848,855	432,786
Total equity and liabilities	$1,420,315	$1,426,570	$1,347,145

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash flows from operating activities:
Profit (loss) for the period	$(97,619)	$730	$(46,834)	$(165,405)	$(109,927)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(680)	(250)	1,841	(1,774)	(14,245)
Depreciation and amortization charges, operating allowances and write-downs	23,971	23,523	26,524	72,779	82,651
Net finance expense	103,379	11,178	13,985	130,420	47,162
Financial derivatives loss (gain)	—	—	—	—	(3,168)
Exchange differences	6,180	(3,237)	(13,157)	12,257	(18,226)
Impairment losses	363	—	34,269	363	34,269
Net loss (gain) due to changes in the value of asset	(424)	(243)	—	(688)	—
Bargain purchase gain	—	—	—	—	—
Gain on disposal of discontinued operation	—	—	5,399	—	5,399
Gain on disposal of non-current assets	—	—	—	(351)	—
Share-based compensation	1,269	673	323	2,163	1,749
Other adjustments	43	(366)	(8,774)	(17)	(8,188)
Changes in operating assets and liabilities				—	—
(Increase) decrease in inventories	(51,835)	(8,770)	3,725	(49,159)	42,831
(Increase) decrease in trade receivables	(27,683)	(8,625)	(4,731)	(78,000)	124,638
Increase (decrease) in trade payables	9,138	16,184	(20,359)	51,474	(50,738)
Other	(1,138)	(32,783)	31,410	3,764	3,526
Income taxes paid	359	(1,178)	(633)	(876)	13,008
Interest paid	—	—	—	—	—
Net cash provided (used) by operating activities	(34,677)	(3,164)	22,988	(23,050)	150,741
Cash flows from investing activities:
Interest and finance income received	21	128	278	184	617
Payments due to investments:				-
Acquisition of subsidiary	—	—	—	—	—
Other intangible assets	—	—	—	—	—
Property, plant and equipment	(8,189)	(3,245)	(8,734)	(17,117)	(18,396)
Other	—	—	—	—	—
Disposals:				—	—
Disposal of subsidiaries	—	—	—	—	—
Other non-current assets	—	543	46	543	46
Other	—	—	—	—	—
Net cash (used) provided by investing activities	(8,168)	(2,574)	(8,410)	(16,390)	(17,733)
Cash flows from financing activities:
Dividends paid	—	—	—	—	—
Payment for debt and equity issuance costs	(26,064)	(11,093)	(608)	(43,755)	(2,463)
Proceeds from equity issuance	40,000	—	—	40,000	—
Proceeds from debt issuance	20,000	40,000		60,000
Increase/(decrease) in bank borrowings:				—	—
Borrowings	159,861	149,945	8,022	437,496	8,022
Payments	(158,118)	(144,983)	(7,800)	(460,565)	(73,360)
Proceeds from stock option exercises	—	—	—	—	—
Amounts paid due to leases	(2,602)	(3,157)	(2,463)	(8,615)	(7,342)
Other amounts received/(paid) due to financing activities	—	—	—	—	3,608
Payments to acquire or redeem own shares	—	—	—	—	—
Interest paid	(1,125)	(3,333)	(17,130)	(21,473)	(37,085)
Net cash (used) provided by financing activities	31,952	27,379	(19,979)	3,088	(108,620)
Total net cash flows for the period	(10,893)	21,641	(5,401)	(36,352)	24,388
Beginning balance of cash and cash equivalents	106,089	84,367	153,242	131,557	123,175
Exchange differences on cash and cash equivalents in foreign currencies	(153)	81	(416)	(162)	(138)
Ending balance of cash and cash equivalents	$95,043	$106,089	$147,425	$95,043	$147,425
Cash from continuing operations	89,047	99,940	118,874	89,047	118,874
Current/Non-current restricted cash and cash equivalents	5,996	6,149	28,551	5,996	28,551
Cash and restricted cash in the statement of financial position	$95,043	$106,089	$147,425	$95,043	$147,425

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Profit (loss) attributable to the parent	$(96,596)	$1,910	$(47,284)	$(162,067)	$(107,289)
Profit (loss) for the period from discontinued operations	—	—	5,399	—	5,399
Profit (loss) attributable to non-controlling interest	(1,023)	(1,180)	450	(3,338)	(2,638)
Income tax (benefit) expense	(680)	(250)	1,841	(1,774)	(14,245)
Net finance expense	103,379	11,178	13,985	130,420	47,162
Financial derivatives loss (gain)	—	—	—	—	(3,168)
Exchange differences	6,180	(3,237)	(13,157)	12,257	(18,226)
Depreciation and amortization charges, operating allowances and write-downs	23,971	23,523	26,524	72,779	82,651
EBITDA	35,231	31,944	(12,242)	48,277	(10,354)
Impairment	363	—	34,269	363	34,269
Restructuring and termination costs	1,313	2,144	—	44,422	—
Energy: France	—	—	—	—	70
Staff Costs: South Africa	—	—	—	—	155
Other Idling Costs	—	—	204	—	2,887
Pension Plan buyout	685	—	—	685
Adjusted EBITDA	$37,592	$34,088	$22,231	$93,747	$27,027

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Profit (loss) attributable to the parent	$(96,596)	$1,910	$(47,284)	$(162,067)	$(107,289)
Tax rate adjustment	30,776	(404)	14,511	51,723	23,761
Impairment	247	—	23,303	247	23,303
Restructuring and termination costs	893	1,458	—	30,207	—
Energy: France	—	—	—	—	48
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	—	—	—	105
Other Idling Costs	—	—	139	—	1,963
Tolling agreement	—	—	—	—	—
Bargain purchase gain	—	—	—	—	—
Gain on sale of hydro plant assets	—	—	—	—	—
Share-based compensation	—	—	—	—	—
Pension Plan buyout	466			466
Adjusted profit (loss) attributable to the parent	$(64,214)	$2,964	$(9,331)	$(79,424)	$(58,109)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Diluted profit (loss) per ordinary share	$(0.54)	$0.01	$(0.28)	$(0.94)	$(0.63)
Tax rate adjustment	0.18	(0.00)	(0.00)	0.31	0.14
Impairment	0.00	—	0.14	0.00	0.14
Restructuring and termination costs	0.00	0.01	—	0.18	—
Energy: France	—	—	—	—	0.00
Staff Costs: South Africa	—	—	—	—	0.00
Other Idling Costs	—	—	0.00	—	0.01
Restructuring and termination costs	—	—	—	—	—
Tolling agreement	—	—	—	—	—
Bargain purchase gain	—	—	—	—	—
Gain on sale of hydro plant assets	—	—	—	—	—
Share-based compensation	—	—	—	—	—
Pension Plan buyout	0.00	—	—	0.00	—
Adjusted diluted profit (loss) per ordinary share	$(0.36)	$0.02	$(0.14)	$(0.45)	$(0.34)

Advancing Materials Innovation NASDAQ: GSM Third Quarter 2021 Results November 17th 2021 1

Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated November 16th, 2021 accompanying this presentation, which is incorporated by reference herein.

TABLE OF CONTENTS Q3 2021 Business Review Q3 2021 Financial Review Update on the Strategic Plan Appendix ─ Supplemental Information

OPENING REMARKS 4 Continued momentum in spot prices to unprecedented levels on the heels of tightness in the market Higher pricing in Q3 partially offset by higher input costs, coupled with operational and supply chain disruptions ─ solid execution of the turnaround plan mitigating some cost impact 2021 anticipated to end on a good note with the stage set for a step-change in performance beginning 2022 despite lingering cost headwinds

I. Q3 Business Review

KEY HIGHLIGHTS 6 KEY DRIVERS Increasing prices in silicon metals, silicon alloys and manganese alloys driven by strong demand Unprecedented energy costs in Spain Inflationary cost pressures from several key inputs Operational disruptions at several facilities resulting in loss production and higher costs Global supply chain disruptions impacting procurement of inputs and outbound logistics for shipment of finished goods FINANCIAL HIGHLIGHTS Sales up 3% ($429.2 million) over prior quarter with 10% Q/Q improvement in Adjusted EBITDA ($37.6 million) Net loss of $(95.4) million includes $90.8 million accounting charge relating to Senior Notes refinancing Negative operating cash flow $(34.7) million due to investment in working capital POSTIVE NEAR-TERM OUTLOOK Stronger top line expected in Q4 which will more than offset cost pressures Attractive 2022 order book developing

PRODUCT CATEGORY SNAPSHOT Silicon Metal 7 Volume trends Sequential quarters EBITDA evolution ($m) Index pricing trends ($/mt) Average realized price up 5.1% during the quarter Volume decreased by 8.3% due to a planned outage in the US (Alloy), as well as furnace shutdown in Spain (Sabon) Higher energy costs, primarily in Spain ($4m) and Canada ($1m) Inflationary pressures on coal into Europe ($1.1m). Further impact on weaker furnace level efficiencies in France ($1.2m) Lower fixed cost absorption in Spain ($1m) with scale-back in production Stronger Q4 expected with pricing and volume recovery, offsetting cost pressures 63,113 53,321 47,884 51,215 54,912 61,275 67,322 61,713 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 1,500 2,500 3,500 4,500 5,500 6,500 7,500 8,500 9,500 FeSi US index FeSi EU index

PRODUCT CATEGORY SNAPSHOT Silicon-Based Alloys 8 Volume trends Sequential quarters EBITDA evolution ($m) Index pricing trends ($/mt) Average realized selling price up 8.8% Volume decrease by 14.3% primarily in ferrosilicon and foundry due to (i) lower production in Spain, (ii) maintenance downtime in S. Africa, (ii) technical stoppages in the US, and (iv) seasonal slowdown in demand Cost increases due to energy in Spain ($6m) and increase in key inputs such as coal and charcoal ($1m). Change in raw materials adversely impacting plant performance increasing costs ($1m). Lower fixed cost absorption ($2.5m) resulting for disruptions in S. Africa and Bridgeport Near term demand outlook is strong. Higher volumes and pricing expected as the index continues to increase. Top line to offset energy and other input cost increases (coal, magnesium). 64,485 60,932 39,479 42,449 57,351 61,604 65,222 55,863 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 500 1,500 2,500 3,500 4,500 5,500 FeSi US index FeSi EU index

Product Category Snapshot Manganese-Based Alloys 9 Volume trends Sequential quarters EBITDA evolution ($m) Index pricing trends ($/mt) Average realized selling price up 11.3% Volume increased by 11.9%; higher contribution from furnace restart at Mo I Rana (Norway) Costs adversely impacted by energy in Spain ($6.5m), and price inflation in coke ($0.6m); positive impact of reallocating production from Spain to Norway +$2m Worsening performance in operations ($1.7m) Overall improvement in spreads with price increases outpacing manganese ore costs Continued end market strength (construction and machinery); backlog in auto 95,235 73,724 55,290 53,980 78,611 72,609 68,323 76,454 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 900 1,100 1,300 1,500 1,700 1,900 2,100 FeMn EU index SiMn EU index

II. Q3 Financial Review

INCOME STATEMENT SUMMARY Q3-21 vs. Q2-21 11 Sales relative flat quarter over quarter; higher prices offset with lower volumes Cost of sales as a % of sales increase due to higher energy prices in Spain and higher input costs (coal, coke) Other operating income and Other operating expense includes the mark to market of the 2021 free CO2 emission rights. Zero net impact in the P&L Staff cost in Q3 includes a partial release resulting from the restructuring provision Net finance expense reflects the accounting impact of the refinancing cost of prior Senior Notes considered as debt extinguishment for $90.8m Consolidated Income Statement ($'000) Q3-21 Q2-21 vs Q Sales 429,210 418,538 3% Cost of sales (295,273) (267,939) (10%) Cost of sales % 69% 64% 8% Other operating income 31,447 37,105 (15%) Staff costs (50,386) (63,197) 20% Other operating expense (79,785) (93,171) 14% Depreciation and amortization (23,971) (23,523) (2%) Operating profit/(loss) before adjustments 11,242 7,813 44% Others 18 608 (97%) Operating profit/(loss) 11,261 8,421 34% Net finance expense (103,379) (11,178) (825%) FX differences & other gains/losses (6,180) 3,237 (291%) Profit/(loss) before tax (98,299) 480 n.m. Income tax 680 250 172% Profit/(loss) (97,619) 730 n.m. Profit/(loss) attributable to non-controlling interest 1,023 1,180 (13%) Profit/(loss) attributable to the parent (96,596) 1,910 (5,157%) EBITDA 35,231 31,944 10% Adjusted EBITDA 37,592 34,088 10% Adjusted EBITDA % 9% 8% 9%

ADJUSTED EBITDA BRIDGE Q3-21 to Q2-21 ($m) 12 Volume decreased 3% across main product categories: Silicon (8)%, Si-based alloys (14)% and Mn-based alloys 12%. Average selling price increased 6% across the main product categories: Silicon 5%, Silicon-based alloys 9% and Mn-based alloys 11%. Cost increase primarily driven by: Variable cost increases in energy prices globally $(19m), primarily Spain $(15m), and higher input costs (coal in Europe, charcoal and coke) $(2.6)millions Lower fixed cost absorption due to production stoppages $(4.5m)

BALANCE SHEET SUMMARY 13 Unaudited Financial Statements Gross debt excludes bank borrowings on factoring program at Sep. 30, 2021 and Dec. 31, 2020 , and on the A/R securitization at Sept. 30, 2020 Cash and restricted cash includes the following as at the respective period ends: Mar. 31, 2021 – Unrestricted cash of $78.3 million, and current, non-current restricted cash and cash equivalents of $6.0 million Jun. 30, 2021 – Unrestricted cash of $99.9 million, and current, non-current restricted cash and cash equivalents of $6.0 million Sep. 30, 2021 - Unrestricted cash of $89.0 million, and current, non-current restricted cash and cash equivalents of $6.0 million 4. Net Leverage based on annualized quarterly Adjusted EBITDA Balance sheet ($’000) Q3-211 Q2-211 Q3-201 Cash and Restricted Cash3 95,047 106,089 147,400 Total Assets 1,420,315 1,426,570 1,426,242 Gross Debt2 499,270 464,078 442,300 Net Debt 404,227 358,138 294,900 Book Equity 281,910 299,469 483,487 Total Working Capital 395,867 334,292 354,331 Net Debt / Adjusted EBITDA4 2.7x 2.6x 3.3x Net Debt / Total Assets 28.5% 25.1% 30.7% Net Debt / Capital 58.9% 54.5% 37.9%

CASH FLOW SUMMARY 14 Operating cash flow was negative in the quarter driven by the significant investment in working capital. Simplified Cash Flows $’000 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 EBITDA (12,242) (630) (18,898) 31,943 35,231 Non-cash items 1 33,379 2,014 36,563 65 1,250 Changes in Working capital 2,484 3,320 668 7,003 (71,518) Changes in Accounts Receivables (4,731) (53,604) (41,692) (8,625) (27,683) Changes in Accounts Payable (20,359) (4,667) 26,152 16,184 9,138 Changes in Inventory 3,725 71,754 11,446 (8,770) (51,835) Securitization and others 23,849 (10,163) 4,762 8,214 (1,138) Less Cash Tax Payments (633) (1,177) (57) (1,178) 359 Operating cash flow 22,988 3,527 18,277 37,833 (34,677) Cash-flow from Investing Activities (8,410) (14,207) (9,134) (43,571) (8,168) Cash-flow from Financing Activities (19,979) (4,713) (56,243) 27,379 31,952 Bank Borrowings 8,022 169,571 127,690 149,945 159,861 Bank Payments (7,800) (161,936) (157,464) (144,983) (158,118) Other amounts paid due to financing activities (2,463) (9,444) (2,856) (3,157) (2,602) Payment of debt issuance costs (608) (2,077) (6,598) (11,093) (26,060) Proceeds from equity issuance - - - - 40,000 Proceeds from debt issuance - - - 40,000 20,000 Interest Paid (17,130) (827) (17,015) (3,333) (1,125) Net cash flow (5,401) (15,393) (47,100) 21,641 (10,893) Total cash * (Beginning Bal.) 153,242 147,425 131,557 84,367 106,089 Exchange differences on cash and cash equivalents in foreign currencies (416) (475) (90) 81 (153) Total cash * (Ending Bal.) 147,425 131,557 84,367 106,089 95,043 Free cash flow1 14,300 (10,693) 9,108 (6,409) (42,866) Notes: Non-cash items primarily relate to the restructuring process associated to the footprint optimization program

FINANCING UPDATE 15 Refinancing Completed July 30th marked the “Transaction Effective Date” under the lock-up agreement date March 27th Completion of the following financing transactions: Extension of the maturity of the prior Senior Notes from March 31, 2022 to December 31, 2025. 98.588% of the prior notes exchanged Issuance of $60 million of new Super Senior Secured Notes $40 million closed on May 18, 2021 $20 million closed on July 30, 2021 Issuance of $40 million in new equity Entered into Equity Distribution Agreement Option to offer up to $100 million via an “at-the-market” offering of the ordinary shares Program expires on June 15, 2024 Provided additional flexibility during a period of investment in growth and lingering cost uncertainties ─ Company was able to free up capital through its business to meet immediate needs, hence only $1.4 million raised through the program

III. Update on Strategic Plan

strategic plan DELIVERY ─ YTD 9/30 Footprint Optimization ─ closed Niagara facility sale ─ agreement with French government on future of asset footprint in France Centralized Procurement ─ new organization working well ─ focus on operations initiatives (consumables, packing, parts, subcontracting, and strong impact in logistics) ─ Expansion around the raw-materials and energy categories Operational Improvement ─ ramp up in benefit at locations where planning and implementation occurred in 1H ─ slowdown due to operational disruptions Commercial Excellence ─ Continued implementation transformation program initiatives (e.g. target portfolio definition, account management, etc.) ─ tactical support provided during negotiations. ─ Increased coordination with Operations and Finance functions has also contributed to the commercial team efforts to extract maximum value from the market Progress to date Pending to target EBITDA 2021 Target ($M) Working Capital 2021 Target ($M) Key drivers Key drivers Inventory reduction ─ target setting (min/max) ─ dynamic inventory dashboards to enhance management and reaction time ─ established supply chain processes and created new roles to optimize results ─ control process in external warehouse Accounts receivables ─ target setting ─ developed analytical tool to support better and faster decision making

Q&A

IV. Appendix ─ Supplemental Information

APPENDIX Quarterly sales and Adjusted EBITDA 20 Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA Adjusted EBITDA Quarterly Sales $ millions Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Silicon Metal 137 118 106 115 124 140 158 152 Silicon Alloys 92 90 61 65 88 104 119 113 Mn Alloys 100 72 60 55 81 85 97 121 Other Business 48 31 23 28 28 33 45 43 Total Revenue 377 311 250 263 321 361 419 429 (30) (18) 22 22 06 22 34 38 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21

APPENDEX Gross debt at September 30, 2021 21 ($’000) Current Non-current Total balance sheet Less operating leases (1) Less LBP Factoring(2) Gross debt Bank borrowings 86,262 3,998 90,261 (84,523) 5,737 Lease liabilities 9,255 11,199 20,455 (19,702) 753 Debt instruments 25,823 405,172 430,995 430,995 Other financial liabilities 24,155 37,630 61,785 61,785 Total 145,496 457,493 603,495 (19,702) (84,523) 499,270 Notes: Operating leases are excluded from the presentation for comparison purposes and to align to the balance sheet prior to IFRS16 adoption. LBP Factoring signed on October 2, 2020 Other bank loans relates to COVID-19 funding received in France with a supported guarantee from the French Government Other government loans include primarily COVID-19 funding received in Canada from the Government for $3.0 million ($´000) Gross debt Bank borrowings: PGE (3) 5,737 5,231 Finance leases: Other finance leases 753 753 Debt instruments: Reinstated Senior Notes 351,520 Stub Notes 4,942 Super Senior Notes 60,000 Debt issuance costs (6,451) Accrued coupon interest 20,984 430,995 Other financial liabilities: Reindus loan 56,331 Canada and other loans (4) 5,454 61,785 Total 499,270

QTR/QTR GROSS DEBT EVOLUTION Refinancing Impact 22 Gross debt ($m) Q2-21 FX 2nd Tranche Super Senior Coupon accrual Issuance costs1 FV2 Q3-21 Bank borrowings 5.1 0.6 - - - - 5.7 Lease liabilities 0.7 0.1 - - - - 0.8 Other financial liabilities 61.3 0.4 - - - - 61.8 Debt instruments 396.9 - 20.0 10.1 (2.6) 6.5 430.9 TOTAL 464.1 1.1 20.0 10.1 (2.6) 6.5 499.3 Notes: The transaction fees incurred in the issuance of the Super Senior has been capitalized as required by the accounting rules For accounting purposes the refinancing of the Senior Notes have been considered a debt extinguishment. As a consequence, the exchanged notes were accounted at fair value at the exchange date. The difference between the carrying value of the Senior notes and the fair value of the new notes at the exchanged date amounted $6.5 million Notes: In the case of an extinguishment, the accounting rules do not allow to capitalize the fees incurred in the exchange of the notes Similarly to the transaction fees, the shares paid to bondholders and underwriters cannot be capitalized and has to be considered as a one-off expense In the case of an extinguishment any outstanding upfront fees that were capitalized at the issuance of the original notes needs to be recycled in to P&L, this amounted $1 million. Additionally, the new notes were accounted at fair value amounting $6.5 million as the debt at the exchange date was trading with a premium. After the exchange the Senior notes will be accounted under the amortized cost method. P&L Impact ($m) Q3-21 Advisor's fees1 31.7 Equity (Bond holders)2 40.6 Equity (Underwriter)2 11.0 Accounting impact3 7.5 TOTAL 90.8

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